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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FiberNet Telecom Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
315653402
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	315653402

1	NAMES OF REPORTING PERSONS Double Black Diamond Offshore Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		645,753

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		645,753

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	645,753

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.

1	NAMES OF REPORTING PERSONS Carlson Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		717,584

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		717,584

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	717,584

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.

1	NAMES OF REPORTING PERSONS Asgard Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		717,584

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		717,584

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	717,584

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.

1	NAMES OF REPORTING PERSONS Clint D. Carlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		717,584

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		717,584

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	717,584

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 1 TO SCHEDULE 13G
This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is filed on behalf of (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DBD Offshore”), (ii) Carlson Capital, L.P. , a Delaware limited partnership (“Carlson Capital”), the investment manager to DBD Offshore and other private investment funds and managed accounts (the “Accounts”), (iii) Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital (“Asgard”) and (iv) Mr. Clint D. Carlson, the president of Asgard (collectively, the “Reporting Persons”).
This Amendment is being filed to amend and restate Items 2(a), 2(c), and 4 in their entirety as follows:
Item 2(a) Name of Person Filing.
This Schedule 13G is being filed on behalf of each of the following persons:
(i)	Carlson Capital, L.P.;

(ii)	Asgard Investment Corp.;

(iii)	Clint D. Carlson (“Mr. Carlson”); and

(iv)	Double Black Diamond Offshore Ltd.
Item 2(c) Place of Organization.
(i)	Carlson Capital, L.P. is a Delaware limited partnership.

(ii)	Asgard Investment Corp. is a Delaware corporation.

(iii)	Mr. Carlson is a United States citizen.

(iv)	Double Black Diamond Offshore Ltd. is a Cayman Island exempted company.

Item 4 Ownership.
(a) Mr. Carlson, Carlson Capital and Asgard report beneficial ownership of 717,584 shares of Common Stock, and DBD Offshore reports beneficial ownership of 645,753 shares of Common Stock.
(b) Mr. Carlson, Carlson Capital and Asgard report beneficial ownership of 9.6% and DBD Offshore reports beneficial ownership of 8.7%, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) the 717,584 shares of Common Stock owned by Mr. Carlson, Carlson Capital and Asgard (which represents the shares of Common Stock held by DBD Offshore and the Accounts), and the 645,753 shares of Common Stock owned by DBD Offshore (which represents the shares of Common Stock it holds), respectively, by (ii) 7,449,122 shares of Common Stock outstanding as of October 30, 2008, as reported by the Issuer in its Form 10-Q filed with the Commission on October 30, 2008.
(c) Mr. Carlson, Carlson Capital and Asgard, for the account of DBD Offshore and each of the Accounts, has the power to vote and dispose of the aggregate 717,584 shares of Common Stock held by DBD Offshore and the Accounts. DBD Offshore, for its own account, has the power to vote and dispose of 645,753 shares of Common Stock.
The filing of this statement on Schedule 13G shall not be construed as an admission that Mr. Carlson, Carlson Capital and Asgard are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by DBD Offshore and the Accounts. Pursuant to Rule 13d-4, Mr. Carlson, Carlson Capital and Asgard disclaim all such beneficial ownership.

Exhibits	Exhibit 1
Joint Filing Agreement by and among Double Black Diamond Offshore Ltd., Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2009

DOUBLE BLACK DIAMOND OFFSHORE LTD
By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp., its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.
By:	Asgard Investment Corp., its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

EXHIBIT INDEX

Exhibit
No.	Description

1	Joint Filing Agreement by and among Double Black Diamond Offshore Ltd., Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson.